Exhibit 21

SUBSIDIARIES OF THE COMPANY

NAME OF SUBSIDIARY	PERCENTAGE OF OWNERSHIP	DOMICILE

Xtra-Gold Mining Limited	100%	Republic of Ghana

Xtra-Gold Exploration Limited	100%	Republic of Ghana

Xtra Oil & Gas (Ghana) Limited	100%	Republic of Ghana

Xtra Energy Corp.	100%	State of Florida

Xtra Oil & Gas Ltd.	100%	Province of Alberta